Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG

TELEPHONE: +852-2514-7600
FACSIMILE: +852-2869-7694
Direct Dial Number	E-mail Address
(852) 2514-7660	dfertig@stblaw.com

October 14, 2016

CONFIDENTIAL AND VIA EDGAR AND E-MAIL

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant

Re:	GDS Holdings Limited
Registration Statement on Form F-1 Filed October 4, 2016
CIK No. 0001526125
File Number: 333-213951

Dear Ms. Collins:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we hereby provide responses to oral comments conveyed by Kathleen Collins during phone conversations with representatives of Simpson Thacher & Bartlett on October 12 and 13, 2016 (the “Staff’s Oral Comments”) pertaining to the Company’s above-referenced draft registration statement on Form F-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s Oral Comments.

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Capitalization, page 68

1.                                      The Staff requested that the Company break down the proposed dividend payment by the amount to be paid in cash and the amount to be paid in shares, and to reflect this in the Capitalization table.

As the entitlement to, and payment of the dividend is conditional on the completion of the Qualified IPO, the pro forma column assumes a Qualified IPO occurred on June 30, 2016, and that the preference dividend in the aggregate amount of RMB294.3 million was assumed to have been declared and payable as of that date.  The amount of the preference dividend to be paid was calculated based on the annual rate of 6% from the date of the issuance of the respective preferred shares to the date of the assumed Qualified IPO.

Of the RMB 294.3 million preference dividend amount, RMB72.5 million is assumed to be paid in cash based on the election of the Series A, A*, B, B1, B2 redeemable preferred shareholders who have elected to receive the dividend in cash upon the completion of the Qualified IPO.  The Series B4, B5 and C redeemable preferred shareholders have elected to receive the dividend in Class A ordinary shares of the Company. The amount to be paid in shares is also calculated based on the date of the Qualified IPO and assuming that that date was June 30, 2016, the amount of dividends to be paid in shares is RMB221.8 million, which is the difference between the total dividend amount and the portion of the dividend to be paid in cash described above.  The number of ordinary shares to be issued to pay the preference dividends on a pro forma basis will be determined based on the initial public offering price of the Company’s ordinary shares.

The number of ordinary shares to be issued to pay the preference dividends can only be determined based on the initial public offering price of the Company’s ordinary shares, and accordingly the pro forma column has been adjusted to reflect the aggregate value of the dividend payable as of June 30, 2016, without taking into account the number of shares to be issued.

In the Registration Statement to be filed containing the estimated price range of the offering and then in the final prospectus, the Company will update the Pro Forma As Adjusted column to disclose the effect of the share settlement of the preference dividend, reflecting the estimated and actual number of ordinary shares, respectively, that are to be issued to pay the preference dividend based upon the estimated price range and the final price, respectively.

The Company proposes to revise the Capitalization table as set forth in the changed pages attached as Appendix 1 to this letter.

2.                                      The Staff requested a reconciliation of the actual and pro forma columns of the Capitalization table to facilitate the Staff’s understanding of the relevant adjustments.

The Company supplementally provides the following reconciliation between the actual column and the pro forma columns of the Capitalization table:

	As of June 30, 2016
	Actual	Adjustments				Pro forma
	(in thousands of RMB)

Long-term borrowings, excluding current portion	825,392					825,392
Obligations under capital leases, non-current	873,972					873,972
Convertible bonds payable	994,243					994,243
Redeemable preferred shares	2,499,117	(257,234	) (1)	(2,241,883	) (2)	—
Shareholders’ (deficit) equity
Ordinary shares	76			113	(2)	189
Additional paid-in capital	302,939			2,241,770	(2)	2,544,709
Accumulated other comprehensive loss	(112,525)					(112,525)
Accumulated deficit	(736,450)	(37,029	) (1)			(773,479)
Total shareholders’ (deficit) equity	(545,960)					1,658,894

(1)                                 RMB257,234: Represents the reduction in the carrying amount of Series A, B, B5 and C preferred shares for which the Company had previously recorded accretion to their redemption value, which is calculated at 6% per annum from the respective issuance date to the reporting date.   Accordingly, on a pro forma basis, assuming the dividends were declared and determined based on a Qualified IPO date of June 30, 2016, an entry is recorded to reduce the carrying amount of these preferred shares of RMB257, 234 with a corresponding credit to dividends payable.

RMB37,029: Represents the preference dividend on Series A*, B1, B2 and B4 preferred shares for which the Company had not previously recorded accretion to their redemption value.  Accordingly, on a pro forma basis, assuming the dividends on such shares were declared and determined based on a Qualified IPO date of June 30, 2016, an entry is recorded to debit accumulated deficit of RMB37,029 with a corresponding credit to dividends payable.

(2)                                 Upon conversion, the carrying amounts of the Series A, A*, B, B1, B2, B4, B5 and C redeemable preferred shares as of June 30, 2016 are classified in shareholders’ equity under ordinary shares (for the par value) and additional paid-in capital (for the excess of the carrying value of the redeemable preferred shares over the par value).

The number of ordinary shares to be issued to pay the preference dividends of Series B4, B5 and C redeemable preferred shares is determined based on the initial public offering price of the Company’s ordinary shares.  No pro forma entry is recorded to reflect the number of shares issuable to settle the portion of the preference dividends since both the initial public offering price of the Company and the date of the Qualified IPO date to calculate the amount of the dividends are not determinable at this time.

3.                                      The Staff requested that the recent debt facilities entered into in the period after June 30, 2016 be reflected in a footnote to the Capitalization table, and that the maturity dates of such facilities be disclosed in the MD&A and footnotes to the F-pages.

In response to the Staff’s comment, the Company proposes to revise the disclosure in accordance with the changed pages included as Appendix 1 to this letter.

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If you have any question regarding the foregoing responses, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Appendix

cc:	William Wei Huang, Chairman and Chief Executive Officer
Daniel Newman, Chief Financial Officer
GDS Holdings Limited

Chris Lin, Esq.
David Lee, Esq.
Simpson Thacher & Bartlett

GDS HOLDINGS LIMITED

Appendix 1